UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Oi Announces its Intention to File a Form 15F to Deregister in the United States under the Securities Exchange Act of 1934

Rio de Janeiro, Brazil, November 16, 2021 - Oi S.A. – In Judicial Reorganization (“Oi”) hereby announces that, following the voluntary delisting of its American Depositary Receipts (“ADRs”) representing common shares from the New York Stock Exchange effective on October 28, 2021, the Company intends to file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of all classes of its registered securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing Form 15F, Oi’s obligations to file reports under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

Oi will maintain the listing of its common shares and preferred shares on the São Paulo Stock Exchange (B3 S.A. - Bolsa, Brasil, Balcão) under the ticker symbols “OIBR3” and “OIBR4,” respectively, and it will continue to be subject to applicable disclosure requirements under Brazilian law. Oi intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website (https://ri.oi.com.br), including in English.

In addition, Oi’s ADRs representing common shares and preferred shares will continue to trade in the U.S. over-the-counter market under the ticker symbols “OIBZQ” and “OIBRQ,” respectively.

Oi reserves the right, for any reason, to delay the Form 15F filing, to withdraw the filing prior to effectiveness, and to otherwise change its plans in respect of deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

Contact Information

For further information, please contact:

Oi Investor Relations Department

Email: invest@oi.net.br

Telephone: +55 (21) 3131-2918

Special Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “maintain”, “plans” and “intends” and similar expressions, as they relate to Oi, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Rodrigo Modesto de Abreu

Name: Rodrigo Modesto de Abreu

Title: Chief Executive Officer